

July 6, 2022

David P. Yeager
Chairman and Chief Executive Officer
Hub Group, Inc.
2000 Clearwater Drive
Oak Brook, IL 60523

      Re: Hub Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2021
             Filed February 25, 2022
             File No. 000-27754

Dear Mr. Yeager:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 25, 2022

General

1.   We note that you provided more expansive disclosure in your Sustainability Report March 2022 than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report March 2022.

2.   We note the statements made regarding energy, emissions, and air quality in your Sustainability Report March 2022 along with the sustainability policy you issued in March 2022. Please tell us how the disclosure in your proxy statement addresses the role of your Board of Directors in overseeing climate change-related risks. Your response should explain how the Board administers its oversight function with regard to climate change-related risks and the effect this has on its leadership structure. Refer to Item 407(h) of Regulation S-K.

Risk Factors, page 6

3.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.   We note your Sustainability Report March 2022 reflects that you have adopted certain sustainability initiatives to increase efficiencies and reduce GHG emissions such as implementing an electric vehicle pilot in 2021 and ordering a fleet of more efficient trucks to replace older models. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

5.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   •   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   •   increased demand for services that result in lower emissions than competing products;
   •   increased competition to develop innovative new services that result in lower emissions;
   •   increased demand for generation and transmission of energy from alternative energy sources; and
   •   any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.

6.   If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
   •   severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
   •   quantification of material weather-related damages to your property or operations;
   •   potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
   •   decreased agricultural production capacity of your customers located in areas affected by drought or other weather-related changes; and
   •   any weather-related impacts on the cost or availability of insurance.
   Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

David P. Yeager
Hub Group, Inc.
July 6, 2022
Page 3

7.   We note your disclosures on pages 13 and 14 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

8.   If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation